Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pre‑tax income from continuing operations before equity in earnings of an investee	$ 162,141	$ 183,997	$ 131,882	$ 148,128	$ 116,373
Fixed charges	135,114	117,819	117,240	98,262	80,017
Adjusted earnings	$ 297,255	$ 301,816	$ 249,122	$ 246,390	$ 196,390
Fixed charges:
Interest expense	$ 135,114	$ 117,819	$ 117,240	$ 98,262	$ 80,017
Ratio of earnings to fixed charges	2.2x	2.6x	2.1x	2.5x	2.5x